Exhibit 99.1

DRYSHIPS INC. REPORTS FINANCIAL AND OPERATING
RESULTS FOR THE FIRST QUARTER 2017

May 10, 2017, Athens, Greece. DryShips Inc. (NASDAQ:DRYS), or DryShips or the Company, a diversified owner of ocean going cargo vessels, today announced its unaudited financial and operating results for the quarter ended March 31, 2017.

Updated Key Information as of May 10, 2017:

-	Cash and cash equivalents: approximately $340.7 million (or $5.05 per share)

-	Book value of vessels, net: approximately $286.2 million (or $4.25 per share)

-	Sifnos Loan Facility balance: approximately $200.0 million

-	Number of Shares Outstanding: 67,401,964

New Acquisitions
On May 10, 2017, the Company entered into an agreement with an entity affiliated with the Company's Chairman and CEO, Mr. George Economou, to acquire one 158,000 deadweight tons Suezmax tanker currently under construction in China. The Company will finance the total gross purchase price of approximately $64.0 million using cash on hand and expects to take delivery of the vessel during May 2017. The vessel will be time chartered back to the seller and employed from the time of delivery under a five year time charter plus optional periods in charterer's option at a base rate plus profit share. The charterer will also be granted purchase options at the end of each firm period. The total expected backlog under the time charter, assuming an average spot market for Suezmaxes for the next 5 years of $25,000 per day is estimated to be approximately $43.1 million.

The transaction was approved by the audit committee of the Company's Board of Directors and the independent members of the Company's Board of Directors.

Bank Update
The Company has now fully repaid its last commercial loan facility and following the Sifnos Loan Facility's latest amendment, announced on April 10, 2017, the Company has completed the restructuring of its balance sheet over the last 6 months, resulting in all of the Company's assets being unencumbered.
Earlier this month, the Company received a firm commitment from a major European bank and an Asian export credit agency for a secured term loan facility of up to $200 million to partly finance the delivery of its four Very Large Gas Carriers (VLGCs). The commitment remains subject to documentation and successful syndication.

Recent Equity Issuances and Use of Proceeds
The Company has raised approximately $570 million of equity over the last six months that has been deployed to acquire modern vessels in multiple segments in order to take advantage of historically low vessel values.
On aggregate, the Company entered into agreements to acquire 17 vessels, of which 12 are with unaffiliated third parties, with an average age of 2 years for a total cost of approximately $765.5 million, of which $219.2 million has been advanced as of this date.
In connection with the above acquisitions the Company is now engaged in four different shipping segments: drybulk, comprising of 13 Panamax, 5 Kamsarmax and 4 Newcastlemax drybulk carriers; tankers, comprising of 2 Aframax vessels, 1 Suezmax vessel and 1 Very Large Crude Carrier (VLCC); liquefied petroleum gas carriers, comprising of 4 VLGCs; and offshore support, with 2 platform supply and 4 oil spill recovery vessels.
Indicative Fleet Earnings Capacity
On an annual basis, assuming all the vessels we have agreed to acquire have been delivered, that vessels are fully utilized and earn $16,000 per day for Newcastlemaxes, $12,000 per day for Kamsarmaxes, $10,000 per day for Panamaxes, $18,000 per day for Aframaxes, $25,000 per day for Suezmaxes and $30,000 per day for very large crude carriers ("VLCCs"), and the rest of the vessels in the Company's fleet that are employed under time charters will earn their respective fixed rates, the Company estimates for indicative purposes that its active fleet (i.e. excluding laid up vessels in our offshore support fleet) will generate EBITDA(1)  of approximately $77.0 million.

Dividend Policy
Earlier this year, the Company has initiated a new dividend policy. Under this policy, DryShips expects to pay a regular fixed quarterly dividend of $2.5 million to the holders of its common stock. In addition, at its discretion, the Board may decide to pay additional amounts as dividend each quarter depending on market conditions and the Company's financial performance, over and above the fixed amount.
As of today two consecutive dividends have been declared.
Any future dividends will be dependent upon the Company's earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in the Company's loan agreements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors
George Economou, Chairman and Chief Executive Officer of the Company, commented:

"DryShips has come a long way since last year when we were fighting for the Company's survival. Since then we have cleaned up the Company's balance sheet and almost doubled our fleet by acquiring modern quality vessels. With this rapid expansion phase behind us we look forward to taking delivery of the vessels we have acquired in the last few months at historically low asset values and starting to generate revenue that will improve our bottom line and demonstrate the earnings capacity of our fleet over the next few quarters."

(1)EBITDA represents earnings before interest, taxes, depreciation and amortization.

Fleet List

The table below describes the Company's fleet as of May 10, 2017, including vessels the Company has agreed to acquire:

	Year		Gross rate	Redelivery
	Built	DWT	Per day	Earliest	Latest
Drybulk fleet

Panamax:
Raraka	2012	76,037	Spot	N/A	N/A
Rapallo	2009	75,123	Spot	N/A	N/A
Catalina	2005	74,432	Spot	N/A	N/A
Majorca	2005	74,477	Spot	N/A	N/A
Ligari	2004	75,583	Spot	N/A	N/A
Mendocino	2002	76,623	Spot	N/A	N/A
Bargara	2002	74,832	Spot	N/A	N/A
Ecola	2001	73,931	Spot	N/A	N/A
Capitola	2001	74,816	Spot	N/A	N/A
Levanto	2001	73,925	Spot	N/A	N/A
Maganari	2001	75,941	Spot	N/A	N/A
Marbella	2000	72,561	Spot	N/A	N/A
Redondo	2000	74,716	Spot	N/A	N/A

Newcastlemax:
Marini	2014	205,855	$19,400	Feb-18	May-18
Newcastlemax (1)	2015	205,855	$9,350	Dec-17	Apr-18
Newcastlemax (1)	2013	206,000	T/C Index Linked	Aug-18	Dec-18
Newcastlemax (1)	2013	205,123	Spot	N/A	N/A

Kamsarmax:
Nasaka	2014	81,918	Spot	N/A	N/A
Kamsarmax – under construction (1)	2017	81,300	Spot	N/A	N/A
Kamsarmax (1)	2014	81,129	Spot	N/A	N/A
Kamsarmax (1)	2014	81,129	Spot	N/A	N/A
Kamsarmax (1)	2014	82,129	Spot	N/A	N/A

(1) Expected to be delivered during the second quarter of 2017.

Tanker fleet:

Very Large Crude Carriers:
Very Large Crude Carrier (1)	2011	320,105	Spot	N/A	N/A

Suezmax:
Suezmax Tanker - under construction (1)	2017	158,000	Base rate plus profit share	Mar.-22	May-25

Aframax:
Balla	2017	113,644	Spot	N/A	N/A
Aframax Tanker (1)	2012	115,666	Spot	N/A	N/A

(1) Expected to be delivered during the second quarter of 2017.

Gas Carrier fleet

Very Large Gas Carriers:		CBM
Very Large Gas Carrier – under construction (1)	2017	78,700	$30,000	Jun.-22	Jun.-25
Very Large Gas Carrier – under construction (2)	2017	78,700	$30,000	Sep.-22	Sep.-25
Very Large Gas Carrier – under construction (3)	2017	78,700	$28,833	Oct.-27	Oct.-27
Very Large Gas Carrier – under construction (4)	2017	78,700	$28,833	Dec.-27	Dec.-27

(1) Expected to be delivered during June 2017.
(2) Expected to be delivered during September 2017.
(3) Expected to be delivered during October 2017.
(4) Expected to be delivered during December 2017.

Offshore Supply fleet

Platform Supply Vessels:
Crescendo	2012	1,457	Laid up	N/A	N/A
Colorado	2012	1,430	Laid up	N/A	N/A
Oil Spill Recovery Vessels:
Indigo	2013	1,393	Laid up	N/A	N/A
Vega Jaanca	2012	1,393	Idle	N/A	N/A
Vega Emtoli	2012	1,363	T/C	May-17	May-17
Jubilee	2012	1,317	Laid up	N/A	N/A

Drybulk Carrier Segment Summary Operating Data (unaudited)
(Dollars in thousands, except average daily results)

Drybulk	Three Months Ended March 31,
	2016	2017
Average number of vessels(1)	23.0	13.0
Total voyage days for vessels(2)	2,093	1,170
Total calendar days for vessels(3)	2,093	1,170
Fleet utilization(4)	100.0%	100.0%
Time charter equivalent(5)	$2,978	$5,617
Vessel operating expenses (daily)(6)	$4,817	$5,146

(1) Average number of vessels is the number of vessels that constituted the Company's fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the Company's fleet during the period divided by the number of calendar days in that period.
(2) Total voyage days for fleet are the total days the vessels were in the Company's possession for the relevant period net of dry-docking and laid-up days.
(3) Calendar days are the total number of days the vessels were in the Company's possession for the relevant period including dry-docking days and laid-up days.
(4) Fleet utilization is the percentage of time that the Company's vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.
(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. The Company's method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and are paid by the charterer under a time charter contract, as well as commissions. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with revenues from the Company's vessels, the most directly comparable U.S. GAAP measure, because it assists the Company's management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Please see below for a reconciliation of TCE rates to voyage revenues.
(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days net of laid-up days for the relevant time period.

(In thousands of U.S. dollars, except for TCE rate, which is expressed in Dollars, and voyage days)

Drybulk	Three Months Ended March 31,
	2016	2017
Voyage revenues	$8,451	$8,488
Voyage expenses	(2,219)	(1,916)
Time charter equivalent revenues	$6,232	$6,572
Total voyage days for fleet	2,093	1,170
Time charter equivalent TCE	$2,978	$5,617

DryShips Inc.

Financial Statements
Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended March 31,
	2016	2017

REVENUES:
Voyage revenues	$17,021	$11,808
	17,021	11,808

EXPENSES:
Voyage expenses	2,921	2,234
Vessel operating expenses	14,788	7,969
Depreciation and amortization	862	812
Vessels impairment, loss on sales and other	45,945	-
General and administrative expenses	9,890	8,713
Other, net	(1,517)	173

Operating loss	(55,868)	(8,093)

OTHER INCOME / (EXPENSES):
Interest and finance costs, net of interest income	(3,295)	(2,439)
Other, net	(1,938)	(175)
Total other expenses, net	(5,233)	(2,614)

Net loss	(61,101)	(10,707)

Equity in losses of Ocean Rig	(45,714)	-

Net loss attributable to DryShips Inc.	$(106,815)	$(10,707)

Net loss attributable to DryShips Inc. common stockholders	(107,152)	(10,707)
Loss per common share, basic and diluted (1) (2)	$(7,708.22)	$(0.69)
Weighted average number of shares, basic and diluted (1) (2)	13,901	15,550,085

(1)Share and per share data give effect to a cumulative 1-for-48,000 reverse stock split between March 11, 2016 and April 11, 2017.
(2)Share and per share data does not give effect to the 1-for-7 reverse stock split, approved on May 2, 2017, which will become effective on or about May 11, 2017.

DryShips Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2016	March 31, 2017

ASSETS

Cash, cash equivalents, including restricted cash (current and non-current)	$76,774	$397,834
Other current assets	21,406	28,715
Advances for vessels under construction and acquisitions	-	66,818
Vessels, net	95,550	94,738
Total assets	193,730	588,105

LIABILITIES AND STOCKHOLDERS' EQUITY

Total debt	133,428	176,997
Total other liabilities	10,528	7,625
Total stockholders' equity	49,774	403,483
Total liabilities and stockholders' equity	$193,730	$588,105

Dryships Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. Dollars)
	Three Months Ended March 31,
	2016	2017
Net Cash Used in Operating Activities	$(5,484)	$(19,146)

Cash Flows Provided by/(Used in) Investing Activities:
Sale of fixed assets	(12,260)	-
Advances for vessels under construction and acquisitions	-	(36,118)
Decrease in restricted cash	9,286	-
Net Cash Used in Investing Activities	(2,974)	(36,118)

Cash Flows Provided by/(Used in) Financing Activities :
Proceeds from long-term debt	28,000	-
Principal payments of short and long-term debt	(19,518)	(667)
Net proceeds from common stock issuance	-	379,491
Conversion of preferred shares	(24)	-
Dividends paid	-	(2,500)
Net Cash Provided by Financing Activities	8,458	376,324
Net increase in cash and cash equivalents	-	321,060

Cash and cash equivalents at beginning of the period	-	76,414
Cash and cash equivalents at end of the period	$-	$397,474

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, vessel and investment impairments and certain other non-cash items as described below and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and the Company's calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations. Adjusted EBITDA is also used by the Company's lenders as a credit metric and the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net loss to Adjusted EBITDA:

(Dollars in thousands)	Three Months Ended March 31, 2016	Three Months Ended March 31, 2017

Net loss attributable to Dryships Inc	$(106,815)	$(10,707)

Add: Net interest expense	3,295	2,439
Add: Depreciation and amortization	862	812
Add: Impairment losses on sales and other	45,945	-
Add: Income taxes	-	9
Add: Loss on interest rate swaps	557	-
Add: Equity in losses of affiliate	45,714	-
Adjusted EBITDA	$(10,442)	$(7,447)

About DryShips Inc.

The Company is a diversified owner of ocean going cargo vessels that operate worldwide. The Company owns a fleet of (i) 13 Panamax drybulk vessels; (ii) 4 Newcastlemax drybulk vessels, 3 of which are expected to be delivered in the second quarter of 2017; (iii) 5 Kamsarmax drybulk vessels, 4 of which are expected to be delivered in the second quarter of 2017; (iv) 1 very large crude carrier, which is expected to be delivered in the second quarter of 2017; (v) 2 Aframax tankers, 1 of which is expected to be delivered in the second quarter of 2017 (vi) 1 Suezmax tanker expected to be delivered in the second quarter of 2017; (vii) 4 VLGCs which are expected to be delivered in June, September October and December of 2017; and (viii) 6 offshore support vessels, comprising 2 platform supply and 4 oil spill recovery vessels. DryShips' common stock is listed on the NASDAQ Capital Market where it trades under the symbol "DRYS."

Visit the Company's website at www.dryships.com

Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements reflect the Company's current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the factors related to the strength of world economies and currencies, general market conditions, including changes in charter rates, utilization of vessels and vessel values, failure of a seller or shipyard to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, the Company's inability to procure acquisition financing, default by one or more charterers of the Company's ships, changes in demand for drybulk or LPG commodities, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydockings, changes in the Company's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, changes in the Company's relationships with the lenders under its debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F.

Investor Relations / Media:

Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com